Mail Stop 6010   December 16, 2008

John P. Walker
Chairman and Chief Executive Officer
Novacea, Inc.
400 Oyster Point Boulevard, Suite 200
South San Francisco, California 94080

Re: Novacea, Inc.
Amendment No. 2 to
Registration Statement on Form S-4
Filed December 2, 2008
File No. 333-153844

Dear Mr. Walker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Merger, page 53

Background of Development of Transaction Between Novacea and Transcept, page 59

Material Terms of a Combination, page 62

1. We note your response to our comment one. Please revise your disclosure relating to the "Material Terms of a Combination" to clarify that Novacea received only preliminary indications of interest from Companies A, B and C, and that these preliminary indications of interest included very high-level, incomplete terms of a proposed transaction.

Financial Forecast Assumptions, page 77

2. We note your response to our prior comment three and reissue that comment in part. Please expand your disclosure of the discounted cash flow analysis to include the five tables that appear under the heading "Discounted Cash Flow Analysis" on page 44 of Cowen's presentation to Novacea's board of directors. This information is material to an investor. We note your concern that the information may be misleading. Please include information relating to when the information was prepared and the facts and circumstances that existed when they were prepared, including the state of the financial markets, macroeconomic conditions, and any other information that would be necessary to ensure that the information is not misleading.

Transcept Business, page 134

Manufacturing, page 146

3. We note your response to our prior comment four and reissue that comment in part. Please quantify the certain minimum purchase requirements in the two agreements with Mikart. We note that you intend to file a confidential treatment request relating to this information when you file the exhibits. Please note that we consider minimum purchase requirements to be material information and therefore not appropriate for confidential treatment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 209

4. We acknowledge your response to comment five. Please present the effect of the reverse stock split on the pro forma EPS on the face of the pro forma financial statements and in other parts of the filing prior to requesting effectiveness.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Alan C. Mendelson, Esq.
        Mark V. Roeder, Esq.
        Latham & Watkins LLP
        140 Scott Drive
        Menlo Park, California 94025